Filed by Chevron Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a–12

under the Securities Exchange Act of 1934

Subject Company: Anadarko Petroleum Corporation

Commission File No.: 001-08968

© 2019 Chevron Corporation Classified – Restricted Access April 12, 2019 Chevron to acquire Anadarko Petroleum

2 © 2019 Chevron Corporation Cautionary statement and legal notice CAUTIONARY STATEMENT RELEVANT TO FORWARD - LOOKING INFORMATION FOR THE PURPOSE OF “SAFE HARBOR” PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 This communication contains forward - looking statements within the meaning of the Private Securities Litigation Reform Act of 199 5, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward - looking statements generally include statements regarding the potential transaction between Chevron Corporation (“ Chevron ”) and Anadarko Petroleum Corporation (“ Anadarko ”), including any statements regarding the expected timetable for completing the potential transaction, the ability to complete the potential transaction, the expected benefits of the potenti al transaction (including anticipated annual operating cost and capital synergies and anticipated free cash flow accretion), the in crease of Chevron’s share repurchase annual target, projected financial information, future opportunities, and any other statements reg ard ing Chevron’s and Anadarko’s future expectations, beliefs, plans, objectives, results of operations, financial condition and cas h flows, or future events or performance. These statements are often, but not always, made through the use of words or phrases suc h as “anticipates,” “expects,” “intends,” “plans,” “targets,” “forecasts,” “projects,” “believes,” “seeks,” “schedules,” “est ima tes,” “positions,” “pursues,” “may,” “could,” “should,” “will,” “budgets,” “outlook,” “trends,” “guidance,” “focus,” “on schedule,” “o n track,” “is slated,” “goals,” “objectives,” “strategies,” “opportunities,” “poised” and similar expressions. All such forwa rd - looking statements are based on current expectations of Chevron’s and Anadarko’s management and therefore involve estimates and assumptions that ar e subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results exp res sed in the statements. Key factors that could cause actual results to differ materially from those projected in the forward - looking statements include the ability to obtain the requisite Anadarko stockholder approval; uncertainties as to the timing to consu mma te the potential transaction; the risk that a condition to closing the potential transaction may not be satisfied; the risk that reg ula tory approvals are not obtained or are obtained subject to conditions that are not anticipated by the parties; the effects of di sruption to Chevron’s or Anadarko’s respective businesses; the effect of this communication on Chevron’s or Anadarko’s stock prices; the eff ects of industry, market, economic, political or regulatory conditions outside of Chevron’s or Anadarko’s control; transactio n c osts; Chevron’s ability to achieve the benefits from the proposed transaction, including the anticipated annual operating cost and cap ital synergies; Chevron’s ability to promptly, efficiently and effectively integrate acquired operations into its own operati ons ; unknown liabilities; and the diversion of management time on transaction - related issues. Other important factors that could cause actual results to differ materially from those in the forward - looking statements are: changing crude oil and natural gas prices; chang ing refining, marketing and chemicals margins; Chevron's ability to realize anticipated cost savings and expenditure reductions; act ions of competitors or regulators; timing of exploration expenses; timing of crude oil liftings; the competitiveness of alter nat e - energy sources or product substitutes; technological developments; the results of operations and financial condition of Chevron's su ppl iers, vendors, partners and equity affiliates, particularly during extended periods of low prices for crude oil and natural g as; the inability or failure of Chevron’s joint - venture partners to fund their share of operations and development activities; the poten tial failure to achieve expected net production from existing and future crude oil and natural gas development projects; pote nti al delays in the development, construction or start - up of planned projects; the potential disruption or interruption of Chevron’s operations due to war, accidents, political events, civil unrest, severe weather, cyber threats and terrorist acts, crude oil production qu otas or other actions that might be imposed by the Organization of Petroleum Exporting Countries, or other natural or human causes beyond C hev ron’s control; changing economic, regulatory and political environments in the various countries in which Chevron operates; general domestic and international economic and political conditions; the potential liability for remedial actions or assessm ent s under existing or future environmental regulations and litigation; significant operational, investment or product changes r equ ired by existing or future environmental statutes and regulations, including international agreements and national or regional legisl ati on and regulatory measures to limit or reduce greenhouse gas emissions; the potential liability resulting from other pending or future litigation; Chevron’s future acquisition or disposition of assets or shares or the delay or failure of such transactions to c los e based on required closing conditions; the potential for gains and losses from asset dispositions or impairments; government - ma ndated sales, divestitures, recapitalizations, industry - specific taxes, tariffs, sanctions, changes in fiscal terms or restrictions on scope of company operations; foreign currency movements compared with the U.S. dollar; material reductions in corporate liqui dit y and access to debt markets; the effects of changed accounting rules under generally accepted accounting principles promulgated by ru le - setting bodies; Chevron's ability to identify and mitigate the risks and hazards inherent in operating in the global energy industry; and the factors set forth under the heading “Risk Factors” on pages 18 through 21 of Chevron’s 2018 Annual Report o n F orm 10 - K. Other unpredictable or unknown factors not discussed in this communication could also have material adverse effects on forward - looking statements. Chevron assumes no obligation to update any forward - looking statements, except as required by law . Readers are cautioned not to place undue reliance on these forward - looking statements that speak only as of the date hereof. Important Information For Investors And Stockholders This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitati on of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or s ale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be ma de except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connecti on with the potential transaction, Chevron expects to file a registration statement on Form S - 4 with the Securities and Exchange Commission (“ SEC ”) containing a preliminary prospectus of Chevron that also constitutes a preliminary proxy statement of Anadarko. After the registration statement is declared effective Anadarko will mail a definitive proxy statement/prospectus to stockholders of An ada rko. This communication is not a substitute for the proxy statement/prospectus or registration statement or for any other doc ume nt that Chevron or Anadarko may file with the SEC and send to Anadarko’s stockholders in connection with the potential transacti on. INVESTORS AND SECURITY HOLDERS OF CHEVRON AND ANADARKO ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUS E T HEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus (when available) and other documents filed with the SEC by Chevron or Anadarko through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Chevron will be available free of charge on Chevron’s website at http://www.chevron.com/investors and copies of the do cum ents filed with the SEC by Anadarko will be available free of charge on Anadarko’s website at http://investors.anadarko.com. Chevron and Anadarko and certain of their respective directors, certain of their respective executive officers and other memb ers of management and employees may be considered participants in the solicitation of proxies with respect to the potential trans ac tion under the rules of the SEC. Information about the directors and executive officers of Chevron is set forth in its Annual Repo rt on Form 10 - K for the year ended December 31, 2018, which was filed with the SEC on February 22, 2019, and its proxy statement fo r its 2019 annual meeting of stockholders, which Chevron expects to be filed with the SEC on April 15, 2019. Information about the directors and executive officers of Anadarko is set forth in its Annual Report on Form 10 - K for the year ended December 31, 201 8, which was filed with the SEC on February 14, 2019, and its proxy statement for its 2019 annual meeting of stockholders, which wa s filed with the SEC on March 29, 2019. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the potentia l t ransaction will be included in the registration statement and proxy statement/prospectus and other relevant materials to be f ile d with the SEC when they become available.

3 © 2019 Chevron Corporation Enhances Chevron’s value proposition High quality assets strengthen advantaged portfolio Reinforces priorities and recent guidance Accelerates portfolio high - grading and cost reductions Accretive to cash flow and earnings

4 © 2019 Chevron Corporation Key transaction terms ~0.39 Chevron shares and $16.25 in cash for each share of Anadarko Consideration mix of 75% stock / 25% cash Total consideration of $65 per share based on Chevron closing price on 4/11/2019 0 0.1 0.2 0.3 0.4 0.5 0.6 0.7 4/11/2018 7/11/2018 10/11/2018 1/11/2019 4/11/2019 Anadarko Relative Share Price Performance ( Anadarko share price divided by Chevron’s) 52 - Week High: 0.60 52 - Week Low: 0.35

5 © 2019 Chevron Corporation Accretive for shareholders Chevron uniquely positioned to capture upside from Anadarko assets >10 billion barrels of resource acquired for <$3/BOE Cost savings $1 billion / year before tax Capital reduction $1 billion / year Share repurchases targeted at $5 billion / year x x x x Accretive per share* Free Cash Flow Operating Cash Flow Earnings x x x *Projected one year after closing; assumes average annual $60/ bbl Brent nominal

6 © 2019 Chevron Corporation Transaction creates value Accelerates organizational streamlining, Permian development, and capital reductions Operating cost savings C&E reduction Synergies total $2B/ year $1B in annual OPEX savings $1B in annual C&E savings Permian Exploration Corporate High - grading $1 Billion $1 Billion Transaction Synergies Other Efficiencies

7 © 2019 Chevron Corporation High - grading the portfolio 0 5 10 15 20 2018-2019 2020-2022 Asset sale proceeds 2018 – 2019 target >$5B 2020 – 2022 target $15 – 20B $ 2.0 2018 actuals In public domain Frade Denmark Rosebank Azerbaijan U.K. Central North Sea Asset sales $ billions (before tax)

8 © 2019 Chevron Corporation Building strength on strength Plays to Chevron core strengths Shale and tight Deepwater LNG Expected free cash flow growth enhances capital returns to shareholders

9 © 2019 Chevron Corporation Strengthens leading Delaware position Accelerates low risk, short - cycle development Contiguous acreage in basin core Lowers royalty on Anadarko acreage Liquids weighted Infrastructure and operational efficiency Leveraging digital and technology

10 © 2019 Chevron Corporation DJ Basin: Low - royalty, high - value Attractive core basin position 400,000 acres of contiguous core acreage Low royalty Established infrastructure Low risk, short - cycle development DJ BASIN Net Acres: 400,000

11 © 2019 Chevron Corporation Complementary Gulf of Mexico position Getting more out of base assets enables incremental value capture Tie - back opportunities Strong cash margins Opex synergies Leading technology Avg. Brent ~$95 Avg. Brent ~$64 Avg. Brent $60 Map shows operated assets

12 © 2019 Chevron Corporation Western Midstream Partners Strong midstream operator Ties to key basins Aligned with future growth Mozambique LNG Competitive cost Executed 9.5 MMTPA long - term SPAs Large resource upside Mozambique Midstream Other international Algeria & Ghana Strong cash flow Quality partnerships Advantaged base business Anadarko portfolio depth Assets present opportunities for value upside

13 © 2019 Chevron Corporation Chevron is positioned to win in any environment Advantaged portfolio delivers strong cash flow Strong balance sheet and low breakeven Disciplined, returns - driven capital allocation Superior cash returns to shareholders Lower our cost structure Grow production & sustain margins Returns - driven capital allocation High - grade portfolio Get more out of assets

14 © 2019 Chevron Corporation Appendix

15 © 2019 Chevron Corporation Combined key metrics 2018 Production (MBOED) 2018 Reserves (MMBOE) 2018 Cash Flow From Operations ($B) 3,596 13,526 $36.5 Justify + Citation Chevron Anadarko Justify + Citation Chevron Anadarko Justify + Citation Chevron Anadarko Data source: Chevron 2018 10 - K, Anadarko 2018 10 - K